SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

On January 7, 2004, the Company issued a press release announcing that it intends to offer approximately $125 million aggregate principal amount of senior notes due 2011. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
By:	/s/ ROBERT J. GANGE
Robert J. Gange Chief Financial Officer

Date: January 8, 2004

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 7, 2004, regarding proposed offering of senior notes.

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EXHIBIT 99.1

ASAT HOLDINGS LIMITED ANNOUNCES PROPOSED OFFERING

OF $125 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011

HONG KONG and PLEASANTON, Calif. — Jan. 7, 2004 — ASAT Holdings Limited (NASDAQ: ASTT) announced today that it intends to offer, subject to market and other conditions, approximately $125 million aggregate principal amount of its Senior Notes due 2011, through an offering within the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933 and to persons in offshore transactions in reliance on Regulation S under the United States Securities Act of 1933. The notes would be issued by New ASAT (Finance) Limited, a wholly-owned finance subsidiary of ASAT Holdings Limited, and would be guaranteed by ASAT Holdings Limited and its subsidiaries (subject to certain exceptions).

ASAT Holdings Limited intends to use the net proceeds of the issuance to redeem its outstanding 12  1/2% Senior Notes due 2006 and for general corporate purposes, additional working capital and capital expenditures, which may include costs incurred in relocating manufacturing operations to Dongguan, China and the purchase of assembly and test equipment to expand capacity.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered, may not be offered or sold in the United States (or to a U.S. person) except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 and applicable state laws. Any offering of securities in the United States (or to U.S. persons) will be made by means of an offering memorandum that may be obtained from New ASAT (Finance) Limited. The offering memorandum contains detailed information about the Company and management as well as financial statements.

For further information, please contact:

Jeff Dumas, General Counsel

ASAT Holdings Limited

925-398-0441

jeff_dumas@asathk.com

Jim Fanucchi

Summit IR Group

408-404-5400

ir@asat.com